

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 11, 2016

Candice J. Wells
Senior Vice President, General Counsel and Secretary
LinnCo, LLC
600 Travis, Suite 5100
Houston, Texas 77002

> **Re:** **LinnCo, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 6, 2016**
> **File No. 333-210331**

Dear Ms. Wells:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Form S-4

General

1. We note your response to prior comment 1, regarding applicability of the Rule 13e-3(g)(2) exception. Please describe in your response how LinnCo shareholders' right to indirectly elect the board of directors of LINN Energy and LinnCo is to the same extent as holders of LINN Energy units. The ability of LinnCo shareholders to take these actions does not appear to inhere in the LinnCo shares themselves, but rather appears dependent on LinnCo's independent determination to submit LINN Energy matters to a vote of LinnCo shareholders. Please also demonstrate how each LinnCo share issued in the exchange offer will have the same interest in LINN Energy as the tendered LINN Energy unit. In particular, please advise whether the LINN Energy units accepted in the

exchange offer will remain outstanding and/or whether LINN Energy will issue a new unit to LinnCo in respect of each LinnCo share issued in the exchange offer.

Question and Answers About the Offer, page 1

What are the U.S. federal income tax consequences of receiving LinnCo shares in exchange for my LINN Energy units in the offer? , page 2

2.   We note you revised your disclosure from being "highly unlikely" that CODI will arise in the same month as the expiration date of the offer, to "not currently believe[ing]" that this will occur, but that it is "possible" that subsequent developments may give rise to CODI in the same month as the expiration date. Please clarify the likelihood of this scenario. In this regard, we note that under "Recent Developments" on page 16 you disclose that "recent developments suggest that future events may give rise to CODI, potentially in the same month as the expiration date."

Background of the Offer, page 28

3.   We note your response to prior comment 6, regarding the presentations by Lazard. Disclosure states that Lazard was engaged specifically to review strategic and restructuring alternatives. The exchange offer appears designed to give LINN Energy unitholders the option of avoiding cancellation of debt income that might result directly from such strategic and restructuring alternatives. Therefore, please advise how you determined that the presentations are not materially related to the exchange offer. We do not believe that a presentation must directly address the exchange offer in order for it to be materially related to the exchange offer. We note that Item 4(b) of Form S-4, if applicable, would require only a summary of the material points of these oral presentations.

Material U.S. Federal Income Tax Consequences, page 48

4.   In response to comment 8, we note that you have filed as Exhibit 8.1 a short-form opinion of counsel that provides that the discussion in this section constitutes the opinion of counsel. However, in the first paragraph of this section you disclose that "[n]o formal tax opinion is being provided by counsel in connection with the offer." The Exhibit 8 short-form opinion and the tax disclosure in the prospectus both must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel and that disclosure must clearly identify and articulate the opinion being rendered. See Section III.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Partnership Status of LINN Energy and Tax Consequences of Unit Ownership, page 49

5.   We note your disclosure that the IRS "could potentially" assert that the exchange offer should not be respected under various legal theories and that if such challenge was

successful, an exchanging LINN Energy unitholder could be allocated CODI upon a subsequent strategic transaction involving LINN Energy. You further disclose that "while not free from doubt, Linn Energy and LinnCo do not believe that such challenges would be proper, but no assurance can be made." It appears from this that your tax counsel has significant doubt about the tax consequences of the exchange offer such that it cannot give a "will" opinion. As such, please explain:

- The various legal theories that the IRS could potentially assert to challenge the tax treatment of the exchange offer; and
- The degree of uncertainty espoused by "[w]hile not free from doubt," we "do not believe" an IRS challenge would be proper but "no assurance can be made." For example, is an IRS challenge to the tax treatment of the exchange offer possible but highly unlikely, or more likely than not.

For more guidance see Section III.C.4 and FN44-45 thereof of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, David Orlic, Special Counsel in the Office of Mergers & Acquisitions, at (202) 551- 3503, Loan Lauren P. Nguyen, Legal Branch Chief, or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources